SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number:  0-22684

Universal Forest Products, Inc. Employees' Profit Sharing
and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)

Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Financial Statements and Supplemental Schedules

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Members of the Profit Sharing and 401(k) Trustee Committee
Universal Forest Products, Inc.
Employees’ Profit Sharing and 401(k) Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

\s\ BDO USA, LLP

Grand Rapids, Michigan
June 15, 2016

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2015	2014
Assets
Investments, at fair value	$199,205,911	$189,784,320
Notes receivable from participants	8,466,177	8,282,394
Employer contribution receivable	474,612	411,960
Due (to) from investment broker	(2,709)	996
Net assets available for benefits	$208,143,991	$198,479,670

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2015	2014
Additions
Investment income :
Dividend and interest income	$2,644,549	$2,431,085
Net appreciation in fair value of common stocks	11,963,942	1,282,346
Net appreciation in fair value of common collective trust funds	301,351	233,241
Net (depreciation) appreciation in fair value of mutual funds	(2,152,337)	5,762,559
Total investment income	12,757,505	9,709,231
Participant contributions	11,315,737	9,721,018
Rollover contributions	924,102	617,412
Employer contributions	2,343,185	2,004,242
Interest from notes receivable from participants	438,645	420,582
Total additions	27,779,174	22,472,485
Deductions
Distributions to participants	(17,530,960)	(11,876,357)
Administrative expenses	(605,819)	(574,987)
Total deductions	(18,136,779)	(12,451,344)
Net increase	9,642,395	10,021,141
Transfers in (Note 3)	21,926	35,768
Net assets available for benefits at beginning of year	198,479,670	188,422,761
Net assets available for benefits at end of year	$208,143,991	$198,479,670

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements

1.	Significant Accounting Policies

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-07 “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent),” (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.

In July 2015, the FASB issued Accounting Standards Update 2015-12 “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965)” (“ASU 2015-12”). The amendments in Part I of ASU 2015-12 eliminated the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, rather these contracts will be measured and disclosed only at contract value. The amendments in Part II of ASU 2015-12 will require plans to disaggregate their investments measured using fair value only by general type, either on the financial statements or in the notes. Part II also eliminated the requirement to disclose the net appreciation/depreciation in fair value of investments by general type and the requirements to disclose individual investments that represent 5% or more of net assets available for benefits. The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure its investments and investment related accounts as of a month-end date closest to its fiscal year for a plan with a fiscal year end that does not coincide with the end of a calendar month. The amendments in ASU 2015-12 are effective for reporting periods beginning after December 15, 2015, with early adoption permitted. As such, we have adopted ASU 2015-07 and ASU 2015-12 as of year ended December 31, 2015.

Basis of Accounting

The financial statements of the Universal Forest Products, Inc. (Plan Sponsor) Employees’ Profit Sharing and 401(k) Plan (the Plan) are presented on the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at estimated fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  The Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following provides a description of the three levels of inputs that may be used to measure fair value:

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Significant observable inputs such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable or can be derived from or corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments:

Common Stock: Valued at quoted market prices in an exchange and active market in which the securities are traded.

Money Market Fund: Valued at quoted market prices in an exchange and active market, which represent the net asset value (NAV) of shares held by the Plan.  The money market fund seeks to maintain a $1.00 NAV.

Mutual Funds: Valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan.

Common Collective Trust Funds: The fair value of participation units held in Union Bond & Trust Company Stable Value Fund, often referred to as "Morley Stable Value Fund", are based on net asset value, which is obtained on audited information reported by the issuer of the common collective trust at year-end.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Although Plan management believes the valuation methods are appropriate and consistent with those participating in the market, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The investment objective of the Morley Stable Value Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. Withdrawals from the Morley Stable Value Fund for benefit payments and participant transfers to noncompeting options are made to plan participants promptly upon request but in all cases within 30 days after written notification has been received.  All plan sponsor-directed full or partial withdrawals are subject to a twelve month advance written notice requirement, though the Morley Stable Value Fund may waive this requirement at its discretion.

The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. At December 31, 2015, the Fund consists of common stock of Universal Forest Products, Inc. (Plan Sponsor) and funds that are held in the Goldman Sachs Financial Square Prime Obligation Fund that are sufficient to meet the Fund’s daily cash needs. Unitization of the Fund allows for daily trades. The value of a unit reflects the combined market value of the common stock and the Goldman Sachs Financial Square Prime Obligation Fund held by the Fund. At December 31, 2015 and 2014, 763,542 and 855,913 units, respectively, were outstanding with a value of $67.96 and $53.15 per unit, respectively.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and depreciation include the Plan’s gains and losses on investments bought or sold as well as held during the year.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Investments

Included in investments at December 31, 2015 and 2014 are shares of the Plan Sponsor’s common stock with an aggregate fair value of $50,741,137 and $44,387,952, respectively.  This investment represents 25% and 23% of total investments at December 31, 2015 and 2014, respectively.  A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

Administrative Expenses

Administrative expenses incurred in connection with the operations of the Plan are paid via certain investment and transactional fees which are borne by the Plan and applied to applicable participant balances. These fees are disclosed in the annual Fee Disclosure Notice and on individual account statements sent to all Plan participants. Substantially all of these expenses are paid to parties-in-interest of the Plan and are based on reasonable and customary rates for the related services. Certain administrative expenses not reflected in this report are paid directly by the Plan Sponsor.

2.	Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan Document and Summary Plan Description, as amended, for a more complete description of the Plan’s provisions.

The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Plan Sponsor or other Participating Employers, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

All newly eligible employees are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.  Eligible employees are those who are 18 years or older, have completed 60 days of employment and are hired to work more than 180 days.

Contributions

Participants may voluntarily contribute up to 75% of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.

The Plan Sponsor contributes regular discretionary matching contributions and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 25% of participant deferrals in 2015 and 2014, on the first 6% of each participant’s eligible compensation. Additional discretionary matching contributions may be made at the end of each Plan Year. These amounts are not guaranteed, and may vary from year to year as the Plan Sponsor is not obligated to make such contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

The Plan Sponsor may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Plan Sponsor’s Board of Directors. The Plan Sponsor’s annual profit sharing contributions are allocated to participants who had at least 1,000 hours of service during the plan year and are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.  No discretionary profit sharing contributions were made in 2015 or 2014.

Employer contributions are subject to a vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The Plan was amended effective January 1, 2012 to be designated as an ESOP for those Participants with a portion of their account balance invested in the Universal Forest Products, Inc. Common Stock Fund. This provision allows those Participants who are 100% vested the opportunity to elect to have the dividends on the employer stock fund paid to them in cash.

Participant Accounts

Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Plan Sponsor’s contribution, if any, Plan earnings and losses and certain administrative expenses. Earnings allocations are based on participant account balances, as defined in the Plan agreement.

The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Forfeitures are used to offset the Plan Sponsor’s matching contributions and for reasonable administrative expenses. During 2015 and 2014, forfeitures of approximately $200,000 and $163,000, respectively, were used to offset the Plan Sponsor’s matching contributions.

Participant Loans

Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loans as outlined in the Plan Document. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (3.50% at December 31, 2015) plus 2% calculated on a daily basis. Interest rates on outstanding loans ranged from 5.25% to 11.50% at December 31, 2015.  Effective April 1, 2009, the total loans available changed from five loans to two loans outstanding at any time.

Payment of Benefits

Before attainment of age 59½, participants may request in-service withdrawals from the Rollover balance within their account. Participants may also request an in-service withdrawal from their Salary Deferral balance in the event of a financial hardship, subject to certain limitations as defined by the Plan.  Once a participant attains age 59½, in-service withdrawals may be made from all contribution sources.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

Upon separation from service, a participant is eligible for a lump sum distribution of their full, vested account balance. Participants may elect to receive the distribution in a lump sum amount, a qualified rollover to another plan, or may defer their distribution until a later date. However, in the absence of an election, if the vested portion of a participant’s account is $1,000 or less, this amount will be paid as a lump sum distribution as soon as administratively allowable. Participants who incur a separation from service as a result of their death, Total Disability, or Retirement will be vested at 100% prior to their distribution.

Termination

The Plan Sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically fully vested in the value of their accounts and will be paid in full.

3.	Transfers

As permitted by the plan, funds totaling $21,926 were transferred from the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) during 2015, due to employee transfers. During 2014, $45,602 were transferred from the Shawnlee Construction LLC 401(k) Plan (an affiliated plan) and $9,834 were transferred to the Shawnlee Construction LLC 401(k) Plan, due to employee transfers.

4.	Investments

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2015 and 2014.

	Investment Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Company common stock	$50,741,137	$—	$—	$50,741,137
Money market funds	1,149,904			1,149,904
Mutual funds:	116,801,448			116,801,448
Total assets in fair value hierarchy	168,692,489			168,692,489
Investments measured at net asset value *	—			30,513,422
Total investments at fair value	$168,692,489	$—	$—	$199,205,911

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Company common stock	$44,387,952	$—	$—	$44,387,952
Money market funds	1,104,686			1,104,686
Mutual funds:	112,811,981			112,811,981
Total assets in fair value hierarchy	158,304,619			158,304,619
Investments measured at net asset value *	—			31,479,701
Total investments at fair value	$158,304,619	$—	$—	$189,784,320
* Common/collective trust fund

There have been no changes in the methodologies used at December 31, 2015 and 2014, and there have been no significant transfers in or out of Levels 1, 2 or 3.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Plan

Notes to Financial Statements (continued)

5.	Income Tax Status

The Plan Sponsor has received a determination letter from the Internal Revenue Service dated October 24, 2011, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Difference Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2015	2014
Net assets available for benefits from the financial statements	$208,143,991	$198,479,670
Net adjustment to fair value for fully benefit responsive investment contracts	—	273,248
Assets available for benefits from the Form 5500	$208,143,991	$198,752,918

The following is a reconciliation of the net increase in net assets per the financial statements to the net income from the Form 5500:

	December 31
	2015	2014
Net increase in net assets from the financial statements	$9,642,395	$10,021,141
2014 Net adjustment to fair value for fully benefit responsive investment contracts	(273,248)	273,248
2013 Net adjustment to fair value for fully benefit responsive investment contracts		(107,609)
Net income from the Form 5500	$9,369,147	$10,186,780

Universal Forest Products, Inc. Employees' Profit Sharing and
401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

EIN #38-1465835 Plan #001

December 31, 2015

(a)	(b)	(c)	(e)
		Description of Investment Including, Maturity Date,
	Identity of Issuer, Borrower, Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Current Value

	Common stock:
*	Universal Forest Products, Inc.	Universal Forest Products Common Stock	$50,741,137

	Common collective trust funds:
	Union Bond & Trust Company	Stable Value Fund	30,513,422

	Money market funds:
	Goldman Sachs	Financial Square Prime Obligation Fund	1,149,904

	Mutual funds:
	JP Morgan	Large Cap Growth Fund	11,052,048
	Vanguard	Midcap Index Fund	14,049,802
	Vanguard	Small Cap Index Fund	911,075
	Dodge & Cox	Income Fund	4,142,482
	Vanguard	Total Bond Market Index	972,037
	Dodge & Cox	International Stock Fund	4,834,752
	Vanguard	Total International Stock Index Fund	427,784
	Neuberger Berman	Genesis Fund	8,156,217
	Invesco	Growth and Income Fund	13,592,688
	Vanguard	500 Index Fund	11,503,377
	T. Rowe Price	Retirement 2050 Fund	5,679,684
		Retirement 2040 Fund	10,645,209
		Retirement 2030 Fund	11,284,140
		Retirement 2020 Fund	15,435,119
		Retirement 2010 Fund	2,294,776
		Retirement Balance Fund	1,820,258
			116,801,448
			199,205,911
*	Notes receivable from participants	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.50%	8,466,177
			$207,672,088
*	Indicates a party-in-interest to the Plan.

	Note: Column (d), cost, is not applicable, as all investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee's Profit
Sharing and 401(k) Plan

Date:	June 15, 2016	/s/ Michael R. Cole
Michael R. Cole,
Universal Forest Products, Inc., Plan Administrator

Date:	June 15, 2016	/s/ Nancy A. DeGood
Nancy A. DeGood,
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of BDO USA, LLP